

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2013

Via E-mail
Matthew L. Hyde
President and Chief Executive Officer
West Marine, Inc.
500 Westridge Drive
Watsonville, CA 95076

> **Re: West Marine, Inc.**
> **Form 10-K for the year ended December 29, 2012**
> **Filed March 7, 2013**
> **Form 10-Q for the quarterly period ended September 28, 2013**
> **Filed October 28, 2013**
> **File No. 000-22512**

Dear Mr. Hyde:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 28, 2013

Notes to Condensed Consolidated Financial Statements, page 7

Note 4: Segment Information, page 9

1. We note your disclosure that beginning in this fiscal year you are reporting one reportable segment. Please respond to the following:

    - Please tell us the types of and level of disaggregation of information regularly provided to your CODM.

- Please tell us if you now operate in one operating and reportable segment or if you continue to operate in multiple operating segments which you have aggregated into one reportable segment.

- Please tell us the level at which you evaluate impairment of long-lived assets and if you have made any changes to that level based on the changes in your segments.

- We note that you are now including sales from the direct-to-consumer and port supply channels in comparable store sales. Please tell us the impact of these different types of sales on your comparable store sales and separately quantify the impact of each of these types of sales on your comparable store sales percentages, if material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief